HUDSON TECHNOLOGIES, INC.

P.O. Box 1541

One Blue Hill Plaza

Pearl River, NY 10965

845-735-6000 (Phone)

April 2, 2018

VIA EDGAR

Ms. Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Hudson Technologies, Inc.
Registration Statement on Form S-3
Filed March 19, 2018
File No. 333-223755

Dear Ms. Long:

We are in receipt of your letter dated March 27, 2018, which contained comments regarding our Registration Statement on Form S-3 filed on March 19, 2018. Listed below is a specific response to your numbered comment.

1.	We note that Part III of your annual report on Form 10-K for the fiscal year ended December 31, 2017 incorporates by reference portions of your definitive proxy statement which has not been filed yet. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. For guidance, please refer to Compliance and Disclosure Interpretations, Securities Act Forms Questions 123.01, available on the Commission’s website.

Response: In accordance with the staff’s comment, we will defer the acceleration of the effectiveness of the above-referenced registration statement until after we have amended the Form 10-K to include Part III information or filed the definitive proxy statement.

If you have any further questions regarding our response to your comments, please do not hesitate to call our counsel, Michael Grundei of Wiggin and Dana LLP, at 203-363-7630, or the undersigned at 845-735-6000.

Sincerely,

/s/ Kevin J. Zugibe
Kevin J. Zugibe
Chairman and Chief Executive Officer

cc:	Nat Krishnamurti (Hudson Technologies, Inc.)
Michael Grundei (Wiggin and Dana LLP)
Sergio Chinos (Securities and Exchange Commission)

2